Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on April 25, 2025. This registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Savers Value Village, Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-4165683
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11400 S.E. 6th Street, Suite 125

Bellevue, WA 98004

(425) 462-1515

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard Medway

General Counsel, Chief Compliance Officer and Secretary

11400 S.E. 6th Street, Suite 125

Bellevue, WA 98004

(425) 462-1515

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:

Christodoulos Kaoutzanis, Esq.

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton &

Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated     , 2025

PROSPECTUS

Savers Value Village, Inc.

Up to 143,880,934 Shares of Common Stock

The selling stockholders named in this prospectus may sell, from time to time, up to 143,880,934 shares of our common stock, par value $0.000001 per share. The selling stockholders may offer for sale the shares of common stock covered by this prospectus and any prospectus supplement directly to purchasers or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. Information on the selling stockholders and the times and manners in which they may offer and sell shares of our common stock is described under the sections entitled “Selling Stockholders” and “Plan of Distribution” in this prospectus. Our registration of the shares of common stock covered by this prospectus does not mean the selling stockholders will offer or sell any of the shares.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We have agreed to pay all expenses relating to registering the shares of common stock covered by this prospectus. The selling stockholders will pay any underwriting discounts and commissions, brokerage commissions and/or similar charges incurred for the sale of these shares of common stock.

Our shares of common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “SVV.” On April 24, 2025, the last reported sale price of our common stock on the NYSE was $9.63 per share.

Investing in our shares of common stock involves risks that are referenced under the caption “Risk Factors” on page 8 of this prospectus. You should carefully review the risks and uncertainties described under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference in this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is    , 2025.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that Savers Value Village, Inc., a Delaware corporation, which is also referred to as the “Company,” “we,” “us,” and “our,” has filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration procedure. Under this procedure, the selling stockholders may offer and sell, from time to time in one or more offerings, up to an aggregate of 143,880,934 shares of our common stock.

This prospectus provides you with a general description of the common stock the selling stockholders may offer. Each time the selling stockholders offer and sell shares of common stock, we or parties acting on our behalf will provide a prospectus supplement and/or free writing prospectus that describes the terms of the offering. The applicable prospectus supplement or free writing prospectus also may add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement or free writing prospectus, you should rely on the information in the prospectus supplement or free writing prospectus, as applicable. Before making an investment decision, you should read carefully both this prospectus and any prospectus supplement and/or free writing prospectus, together with the documents incorporated by reference into this prospectus as described below under the heading “Incorporation by Reference.” Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any applicable prospectus supplement and/or free writing prospectus, or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, provides additional information about us and our shares of common stock. The registration statement can be read at the SEC website (www.sec.gov) as discussed below under the heading “Where You Can Find More Information.”

You should rely only on the information provided in the registration statement, this prospectus and in any prospectus supplement, including the information incorporated by reference. Neither we nor the selling stockholders have authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate at any date other than the date indicated on the cover page of these documents. The selling stockholders are not making an offer to sell shares of common stock in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, the applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

The selling stockholders may sell shares of common stock to or through underwriters, dealers or agents or directly to purchasers. The selling stockholders and their agents reserve the sole right to accept or reject in whole or in part any proposed purchase of the shares of common stock. The prospectus supplement, which we will provide each time the selling stockholders offer shares of common stock, will set forth the names of any underwriters, dealers or agents involved in the sale of such shares of common stock, and any related fee, commission or discount arrangements. See “Plan of Distribution.”

The prospectus supplement may also contain information about any material U.S. federal income tax considerations relating to the shares of common stock covered by the prospectus supplement.

Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, which we refer to in this prospectus as the “Securities Act.”

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and are made in reliance on the safe harbor protections provided thereunder. Forward-looking statements can be identified by words such as “could,” “may,” “might,” “will,” “likely,” “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “continues,” “projects” or the negative of these terms or other comparable terminology. In particular, statements about the markets in which we operate, including competition, growth and trends in our markets and industry; our strategies, outcomes and prospects; our expectations, beliefs, plans, objectives, assumptions; and future events or performance made in the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our 2024 Annual Report (as defined below), each of which are incorporated by reference herein, are forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, the Company’s actual results may differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•

the impact on both the supply and demand for our products caused by general economic conditions, such as the macroeconomic pressures in Canada and/or the U.S., and changes in consumer confidence and spending;

•	our ability to anticipate consumer demand and to source and process a sufficient quantity of quality secondhand items at attractive prices on a recurring basis;

•	risks related to attracting new, and retaining existing customers, including by increasing acceptance of secondhand items among new and growing customer demographics;

•	risks associated with our status as a “brick and mortar” only retailer and our lack of operations in the growing online retail marketplace;

•	our failure to open new profitable stores or successfully enter new markets on a timely basis or at all;

•

risks associated with conducting business internationally, including challenges related to serving customers that are international manufacturers and suppliers, such as transportation and shipping complexities, regulatory risks in foreign jurisdictions (particularly in Canada, where we maintain extensive operations), and foreign exchange rate fluctuations, which we may not be able to fully hedge;

•	the loss of, or disruption or interruption in the operations of, our centralized processing centers and other offsite processing locations;

•	risks associated with litigation, the expense of defense, and the potential for adverse outcomes;

•	our failure to properly hire and to retain key personnel and other qualified personnel or to manage labor costs;

•	risks associated with the timely and effective deployment, protection, and defense of our computer networks and other electronic systems, including e-mail;

•	changes in government regulations, procedures and requirements;

•	our ability to maintain an effective system of internal controls and produce timely and accurate financial statements or comply with applicable regulations;

•	risks associated with heightened geopolitical instability due to the conflicts in the Middle East and Eastern Europe;

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the outbreak of viruses or widespread illness, such as the COVID-19 pandemic, natural disasters or other highly disruptive events and regulatory responses thereto; and

•	other factors set forth under the heading “Risk Factors” in our 2024 Annual Report (as defined below), which is incorporated by reference into this prospectus.

These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made, and while we believe that information forms a reasonable basis for such statements, that information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Moreover, factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We are not under any obligation (and we specifically disclaim any such obligation) to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

INCORPORATION BY REFERENCE

In this prospectus, we “incorporate by reference” certain information that is filed with the SEC, which means that we can disclose important information to you by referring you to that information. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The following documents have been filed by us with the SEC and are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 21, 2025 (the “2024 Annual Report”);

•	Portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2025 that are incorporated by reference into Part III of our 2024 Annual Report;

•	Our Current Report on Form 8-K filed with the SEC on January 15, 2025; and

•

The description of our common stock set forth in our registration statement filed on Form 8-A pursuant to Section 12 of the Exchange Act with the SEC on June  28, 2023, as updated by Exhibit 4.4 to the 2024 Annual Report and any amendments or reports filed for the purpose of updating that description.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the completion of the offering under this prospectus shall be deemed to be incorporated in this prospectus by reference.

We make available through the “Investors” section at https://ir.savers.com/, free of charge, these materials as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may obtain a copy of these filings from the SEC as described under “Where You Can Find More Information” or by writing to or telephoning us at:

Investor Relations

11400 S.E. 6th Street, Suite 125

Bellevue, WA 98004

208-661-9639

e-mail: investors@savers.com

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our shares of common stock, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

You may inspect and obtain these reports and other information without charge at the website maintained by the SEC. The address of this website is www.sec.gov.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

THE COMPANY

We are the largest for-profit thrift operator in the United States (“U.S.”) and Canada based on number of stores. With approximately 22,700 team members, we operate a total of 351 stores under the Savers®, Value Village®, Value Village Boutique™, Village des Valeurs™, Unique® and 2nd Ave.® banners. As of December 28, 2024, we had 172 stores in the U.S., 165 stores in Canada and 14 stores in Australia.

Our Mission

Our mission is to champion reuse and inspire a future where secondhand is second nature.

From the thrill of the hunt to the joy of decluttering, we help communities harness the power of pre-loved stuff to keep reusable items around for years to come.

Who We Are

We are committed to redefining secondhand shopping by providing one-of-a-kind, low-priced merchandise ranging from quality clothing to home goods in an exciting treasure-hunt shopping environment. We purchase secondhand textiles (e.g., clothing, bedding and bath items), shoes, accessories, housewares, books and other goods from our non-profit partners (“NPPs”). We then process, select, price, merchandise and sell these items in our stores. Items that are unsuited for or unsold at retail stores are marketed to wholesale customers who reuse or repurpose the items they purchase from us. We believe our hyper-local and socially responsible procurement model, industry-leading and innovative operations, differentiated value proposition and deep relationships with our customers distinguish us from other secondhand and value-based retailers.

We offer a dynamic, ever-changing selection of items, with an average unit retail price of approximately $5. We have a highly engaged customer base, with over 5.9 million active loyalty program members in the U.S. and Canada who shopped with us during fiscal year 2024, driving 72.4% of retail sales for the year. Our business model is rooted in sustainability and contributing to the communities we serve, with a mission to positively impact our stakeholders—thrifters, NPPs and their donors, our team members and our stockholders. As a leader and pioneer of the for-profit thrift category, we seek to positively impact the environment by reducing waste and extending the life of reusable goods. The vast majority of the clothing and textiles we source is sold to our retail or wholesale customers.

We have innovated and invested in the development of significant operational expertise in order to integrate the three highly-complex parts of thrift operations—supply and processing, retail, and sales to wholesale markets. Our business model enables us to provide value to our NPPs and our customers, while driving attractive profitability and cash flow.

For a description of our business, financial condition, results of operations and other important information regarding us, see our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of the filings incorporated by reference in this prospectus, see “Where You Can Find More Information.”

Our principal executive office is located at 11400 S.E. 6th Street, Suite 125, Bellevue, WA 98004.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the specific risks discussed or incorporated by reference in this prospectus and any applicable prospectus supplement, together with all the other information contained in any applicable prospectus supplement and/or in any free writing prospectuses we have authorized for use in connection with a specific offering, and under similar headings in the documents that are incorporated by reference in this prospectus and the applicable prospectus supplement. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our 2024 Annual Report, which is incorporated by reference into this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results or operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. As set forth in the Registration Rights Agreement (as defined below), the selling stockholders will pay any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the shares of common stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, the listing fees of the NYSE and fees and expenses of our counsel, counsel for the selling stockholders and our independent registered public accountants.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of April 25, 2025 by the selling stockholders.

The percentage ownership information shown in the table is based upon 157,887,323 shares of common stock outstanding as of March 31, 2025. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The following table also provides the maximum number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus and the number of shares of our common stock that will be beneficially owned by the selling stockholders after such an offering, assuming the sale of all of the offered shares. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling stockholders may also offer and sell less than the number of shares indicated or no shares. The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale. Information about each selling stockholder may change over time.

	Shares Beneficially Owned Prior to this Offering					Total Shares of Common Stock Offered Hereby	Shares Beneficially Owned Following this Offering
Name of Beneficial Owner	Shares	%		% of Total Voting Power		Shares	Shares	%		% of Total Voting Power
Named Executive Officers:
Mark Walsh(1)	2,806,239	1.78		1.78		5,568,163	0		*		*
Michael Maher(1)	0		*		*	257,779	0		*		*
Jubran Tanious(1)	768,617		*		*	1,512,688	0		*		*
Richard Medway(1)	540,919		*		*	1,035,900	0		*		*
Mindy Geisser(1)	479,393		*		*	847,216	0		*		*
5% or Greater Stockholders:
Funds, investment vehicles or accounts managed or advised by Ares Management LLC or its affiliates(2)	134,659,188	85.29		85.29		134,659,188	0		*		*

*	Represents beneficial ownership of less than 1%.
(1)	Consists of shares that may be acquired on exercise of stock options and restricted stock units.
(2)

Includes 132,148,565 shares held by Ares Corporate Opportunities Fund V, L.P. (“ACOF V”), ASSF IV AIV B Holdings III, L.P. (“ASSF IV AIV Holdings”), ASSF IV AIV B, L.P. (“ASSF IV AIV”) and ASOF Holdings I, L.P. (“ASOF Holdings I”). Ares Partners Holdco LLC (“Ares Partners”) is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation (“Ares Management”), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

member of Ares Management LLC, which is: (i) the sole member of ACOF Investment Management LLC, which is the manager of ACOF V; (ii) the general partner of ASSF Operating Manager IV, L.P., which is the manager of each of ASSF IV AIV Holdings and ASSF IV AIV; and (iii) the sole member of ASOF Investment Management LLC, which is the manager of ASOF Holdings I. We refer to all of the foregoing entities collectively as the Ares Entities. Accordingly, each of the Ares Entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners. Also includes 2,510,623 shares held by an account managed by ASSF Operating Manager IV, L.P. with respect to which the Ares Entities may be deemed to have shared voting or dispositive power with the owner of such account. The address of each Ares Entity is 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.

Material Relationships with Selling Stockholders

We use the term “Ares Funds” to describe certain funds, investment vehicles or accounts managed or advised by Ares Management LLC or its affiliates that hold our voting stock. The Ares Funds control a majority of the voting power of our outstanding voting stock. The Ares Funds are parties to the Amended and Restated Stockholders Agreement between the Ares Funds and the Company, dated as of July 3, 2023 (the “Stockholders Agreement”), and the Registration Rights Agreement between the Ares Funds and the Company, dated as of July 3, 2023 (the “Registration Rights Agreement”), each of which provides the Ares Funds with certain governance and other rights. For more information on each of these agreements, please refer to the descriptions of these agreements found in our filings, which are incorporated herein by reference. As long as the Ares Funds beneficially own a majority of our outstanding common stock, they will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions.

The registration statement on Form S-3 of which this prospectus is a part was filed as a result of the exercise of demand registration rights by the Ares Funds pursuant to the Registration Rights Agreement. As set forth in the Registration Rights Agreement, the selling stockholders will pay any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the shares of common stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, the listing fees of the NYSE and fees and expenses of our counsel, counsel for the selling stockholders and our independent registered public accountants.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following summary descriptions of the Company’s capital stock is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation of the Company (the “Certificate”) and the Bylaws of the Company (the “Bylaws”), each of which are incorporated by reference in this prospectus. We encourage you to read our Certificate, our Bylaws, and the applicable provisions of the Delaware General Business Corporation Law (the “DGCL”) carefully.

Authorized Capital Stock

The Company’s authorized capital stock consists of 900,000,000 shares of capital stock, of which 800,000,000 shares are common stock, $0.000001 par value per share, and 100,000,000 shares are preferred stock, $0.000001 par value per share. All outstanding shares of our common stock are fully paid and nonassessable.

As of March 31, 2025, there were 157,887,323 shares of our common stock outstanding, held of record by stockholders. No shares of our preferred stock are designated, issued or outstanding.

Description of Common Stock

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of a majority of the shares of our common stock can elect all of our directors.

Dividend Rights

The holders of our common stock are entitled to receive dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock, if any.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Preferred Stock

Our board of directors is authorized to issue up to 100,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of preferred stock so designated, our board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

directors may authorize the issuance of preferred stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Anti-takeover Statute

Our Certificate includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. These restrictions do not apply to any business combination involving the Ares Funds, any of their affiliates, their respective direct and indirect transferees, or any of their respective affiliates, controlled portfolio companies or successors on the one hand, and us, on the other.

Additionally, we are able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our Certificate, an “interested stockholder” generally does not include the Ares Funds or any affiliate of the Ares Funds, their respective direct and indirect transferees or any of their respective affiliates, controlled portfolio companies or successors.

Other Provisions of our Certificate and Bylaws

Action by written consent; special meetings of stockholders

Our Certificate provides that, from and after the time when the Ares Funds (or their affiliates) cease to beneficially own at least 40% of the shares of our outstanding common stock, which time we refer to as the “Trigger Date”, our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, following the Trigger Date, a holder controlling a majority of our common stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. In addition, our Certificate provides that, from and after the Trigger Date, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer or our board of directors.

Advance notice procedures

Our Bylaws include advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

Board classification

Our Certificate provides for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Removal of directors; vacancies

From and after the Trigger Date, directors may only be removed for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding common stock. Prior to the Trigger Date, directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding common stock. Except in the case of a vacancy arising with respect to a director designated by the Ares Funds where they continue to have a right of designation pursuant to the Stockholders Agreement, our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

Amendment of Certificate and Bylaw Provisions

Subject to the terms of the Stockholders Agreement, following the Trigger Date, the amendment of certain of the provisions of our Certificate requires approval by holders of at least two-thirds of the voting power of our outstanding common stock. Subject to the terms of the Stockholders Agreement, our Certificate provides that our board of directors may from time to time adopt, amend, alter or repeal our Bylaws without stockholder approval. Subject to the terms of the Stockholders Agreement, the stockholders may adopt, amend, alter or repeal our Bylaws by the affirmative vote of a majority of the voting power of our outstanding common stock (other than certain specified Bylaws which, following the Trigger Date, will require the affirmative vote of two-thirds of our outstanding common stock).

In addition, the Stockholders Agreement provides that, for so long as the Ares Funds own at least 30% of the outstanding shares of our common stock, certain significant corporate actions will require the prior written consent of the Ares Funds, subject to certain exceptions. If the Ares Funds own less than 5% of the outstanding shares of our common stock, such action will not be subject to the approval of the Ares Funds and the shares of common stock owned by the Ares Funds will be excluded in calculating the 30% threshold.

Corporate Opportunity

Our Certificate provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” does not apply against the Ares Funds (or their affiliates), any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses.

Choice of Forum

Our Certificate provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim arising out of or relating to any provision of the DGCL or our Certificate or our Bylaws (as either may be amended and/or restated from time to time), or (iv) action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine; provided, that, if the Court of Chancery of the State of Delaware does not have jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, unless we consent in writing to the selection of an alternative forum. Additionally, our Certificate states that the foregoing provision does not apply

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or such other federal securities law. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Limitations of Liability, Indemnification and Advancement

Our Certificate and Bylaws provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law, which prohibits our Certificate from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Certificate does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our Certificate and Bylaws, we are also empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification and advancement of expenses required in our Certificate and Bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of, and the advancement of expenses to, such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 48 Wall Street, Floor 23, New York, New York 10005, Attention: Legal Department.

Listing

Our common stock is listed on the NYSE under the symbol “SVV.”

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell shares of common stock in any one or more of the following ways:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of the above methods of sale.

In addition, the selling stockholders may enter into option, share lending or other types of transactions that require such selling stockholders to deliver shares of common stock to an underwriter, broker or dealer, who will then resell or transfer the shares of common stock under this prospectus. The selling stockholders may also enter into hedging transactions with respect to the securities of such selling stockholders. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares of common stock by underwriters, brokers or dealers;

•	sell shares of common stock short and deliver the shares to close out short positions;

•

enter into option or other types of transactions that require the selling stockholders to deliver shares of common stock to an underwriter, broker or dealer, who will then resell or transfer the shares of common stock under this prospectus; or

•	loan or pledge the shares of common stock to an underwriter, broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

Any selling stockholder will act independently of the Company in making decisions with respect to the timing manner and size of each sale of shares of common stock covered by this prospectus.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the NYSE, the existing trading market for our shares of common stock, or sales made to or through a market maker other than on an exchange. In connection with those derivatives, the third parties may sell shares of common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of common stock pledged by such selling stockholders or borrowed from such selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use shares of common stock received from such selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, the selling stockholders may otherwise loan or pledge shares of common stock to a financial institution or other third party that in turn may sell the shares of common stock short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in the securities of such selling stockholders or in connection with a concurrent offering of other securities.

In addition, a selling stockholder that is an entity may elect to make a pro rata in-kind distribution of common stock to its members, partners or stockholders or purchase or redeem interests held in such entity by its members, partners or stockholders in exchange for common stock, in each case pursuant to the registration

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders (unless our affiliate) would thereby receive freely tradeable shares of common stock pursuant to the distribution. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the shares of common stock acquired in the distribution.

Shares of common stock may also be exchanged for satisfaction of selling stockholders’ obligations or other liabilities to their creditors. Such transactions may or may not involve brokers or dealers.

Each time the selling stockholders sell shares of common stock under this prospectus, the selling stockholders will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the shares of common stock. The prospectus supplement will also set forth the terms of the offering, including:

•	the purchase price of the shares of common stock and the proceeds such selling stockholders will receive from the sale of the shares of common stock;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any public offering or purchase price and any discounts or commissions allowed or re-allowed or paid to dealers;

•	any commissions allowed or paid to agents;

•	any securities exchanges on which the shares of common stock may be listed;

•	the method of distribution of the shares of common stock;

•	the terms of any agreement, arrangement or understanding entered into with the underwriters, brokers or dealers; and

•	any other information we think is important.

If underwriters or dealers are used in the sale, the shares of common stock will be acquired by the underwriters or dealers for their own account. The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

Such sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•

in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	through the writing of options; or

•	through other types of transactions.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

The shares of common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the applicable prospectus supplement, the obligations of underwriters or dealers to purchase the shares of common stock offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered shares of common stock if any are purchased. Any public offering price and any discount or concession allowed or re-allowed or paid by underwriters or dealers to other dealers may be changed from time to time.

The selling stockholders might not sell any shares of common stock under this prospectus. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The shares of common stock may be sold directly by the selling stockholders, or through agents designated by such selling stockholders from time to time. Any agent involved in the offer or sale of the shares of common stock in respect of which this prospectus is delivered will be named, and any commissions payable by such selling stockholders to such agent will be set forth in, the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase the shares of common stock offered by this prospectus may be solicited, and sales of the shares of common stock may be made, by the selling stockholders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the shares of common stock. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

If indicated in the applicable prospectus supplement, underwriters, dealers or agents will be authorized to solicit offers by certain institutional investors to purchase shares of common stock from the selling stockholders pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

In all cases, these purchasers must be approved by such selling stockholders. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions except that (a) the purchase of the shares of common stock must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject, and (b) if the shares of common stock are also being sold to underwriters, the selling stockholders must have sold to these underwriters the shares of common stock not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Some of the underwriters, dealers or agents used by the selling stockholders in any offering of shares of common stock under this prospectus may be customers of, engage in transactions with, and perform services for us and/or such selling stockholders, as applicable, or affiliates of ours and/or such selling stockholders, as applicable, in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled under agreements which may be entered into with us and/or selling stockholders to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to be reimbursed by us and/or such selling stockholders for certain expenses.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

Any selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Any shares of common stock initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

Any underwriters to which offered shares of common stock are sold by the selling stockholders for public offering and sale may make a market in such shares of common stock, but those underwriters will not be obligated to do so and may discontinue any market making at any time.

The anticipated date of delivery of the shares of common stock offered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

If underwriters or dealers are used in the sale of common stock, until the distribution of the common stock is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase our common stock. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of our common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such common stock. If the underwriters create a short position in our common stock in connection with an offering (that is, if they sell more shares of common stock than are set forth on the cover page of this prospectus) the representatives of the underwriters may reduce that short position by purchasing such common stock in the open market. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

To comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Certain legal matters in connection with the offered shares of common stock will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXPERTS

The consolidated balance sheets of Savers Value Village, Inc. as of December 28, 2024 and December 30, 2023, the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022 and the related notes, and management’s assessment of the effectiveness of internal control over financial reporting as of December 28, 2024 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 28, 2024, expresses an opinion that Savers Value Village, Inc. did not maintain effective internal control over financial reporting as of December 28, 2024 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states “There were ineffective information technology general controls (“ITGCs”) in the areas of user access and program change-management over certain information technology (“IT”) systems that support the Company’s financial reporting processes. These control deficiencies were a result of: IT control processes lacked sufficient documentation; insufficient training and accountability of certain individuals with IT expertise; and inadequate risk-assessment processes to identify and assess changes in IT environments and controls that could impact internal control over financial reporting. As a result, process level automated controls that are dependent on the affected IT environment and manual controls that rely on system-generated data or reports from the affected IT environment were ineffective because they could have been adversely impacted.”

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

Savers Value Village, Inc.

Up to 143,880,934 Shares of Common Stock

PROSPECTUS

   , 2025

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth expenses payable by the Company in connection with the issuance and distribution of the shares of common stock being registered, excluding underwriting fees and expenses, which will be payable by the selling stockholders. All the amounts shown are estimates except the registration fee paid to the Securities and Exchange Commission.

SEC registration fee	$
FINRA filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

*	Fees and expenses are based on the number of issuances and the amount of shares of common stock offered and, accordingly, are presently not known and cannot be estimated.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are incorporated under the laws of the State of Delaware. Section 102 of the DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, our Certificate and Bylaws provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have entered into agreements with our directors and executive officers that will require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay in connection with any proceeding to which such person may be made a party by reason of the fact that such person is or was serving in such capacity, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburse us for those losses for which we lawfully indemnify the directors and officers. The policy contains various exclusions.

ITEM 16.	EXHIBITS

A list of exhibits filed with this registration statement is contained in the exhibits index, which is incorporated by reference.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on July 3, 2023).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed on July 3, 2023).

4.1	Amended of Restated Stockholders Agreement, by and among the Registrant and the other parties named therein (incorporated by reference from Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 11, 2023).

4.2	Registration Rights Agreement, by and among the Registrant and the other parties named therein (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on July 3, 2023).

4.3	Indenture, dated as of February 6, 2023, by and among Evergreen AcqCo 1 LP, TVI, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference from Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1/A, filed on February 8, 2023).

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107*	Filing Fee Table.

*	To be filed, by amendment or incorporated by reference in connection with the offering of the securities.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

ITEM 17.	UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to the registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

Savers Value Village, Inc.

Mark Walsh
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Mark Walsh and Richard Medway, and each one of them, as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mark Walsh	Chief Executive Officer and Director (Principal Executive Officer)	, 2025

Michael Maher	Chief Financial Officer (Principal Financial Officer)	, 2025

Aaron Rosen	Director, Chairman of the Board	, 2025

Jordan Smith	Director	, 2025

Robyn Collver	Director	, 2025

William T. Allen	Director	, 2025

Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Duane C. Woods	Director	, 2025

Aina E. Konold	Director	, 2025

Kristy Pipes	Director	, 2025

Susan O’Farrell	Director	, 2025